Mail Stop 4561
via fax (706) 644-0161

September 5, 2008

Mr. Phillip W. Tomlinson
Chairman of the Board & Chief Executive Officer
1600 First Avenue
Columbus, Georgia 31901

      Re: Total System Services, Inc.
      Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
      Filed February 29, 2008 and April 28, 2008, respectively
      File no. 1-10254

Dear Mr. Tomlinson:

      We have completed our review of your Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2007 and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Kathleen Collins
            Accounting Branch Chief